UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Manitowoc Company, Inc.

11270 West Park Place

Suite 1000,

Milwaukee, WI 53224

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

2

The Manitowoc Company, Inc. 401(k) Retirement Plan

Milwaukee, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2019 and 2018

3

The Manitowoc Company, Inc.

401(k) Retirement Plan

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc. 401(k) Retirement Plan

Manitowoc, WI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2003.

Radnor, Pennsylvania

June 29, 2020

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018

Assets

Interest in The Manitowoc Company, Inc. Employee’s Profit Sharing Trust	$0	$208,043,569
Investments, at fair value	253,422,614	0
Total investments	253,422,614	208,043,569

Receivables:
Employer contributions	2,175,560	2,065,944
Interest	0	38,127
Notes receivable from participants	2,513,288	2,358,342
Total receivables	4,688,848	4,462,413

Net assets available for benefits	$258,111,462	$212,505,982

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Investment earnings (losses): Interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employee’s Profit Sharing Trust	$31,156,875	($32,294,023)
Net appreciation in fair value investments	10,127,881	0
Interest and dividends	2,864,930	0
Total investment earnings	44,149,686	(32,294,023)

Interest income on notes receivable from participants	131,951	110,698

Contributions:
Employer	6,256,692	5,882,609
Participant	7,753,401	7,451,361
Rollover	991,125	187,202
Total contributions	15,001,218	13,521,172

Deductions:
Benefits paid to participants	32,762,417	28,046,461
Plan administrative expenses	248,621	283,518
Total deductions	33,011,038	28,329,979

Transfers from other plan	19,333,663	0

Net increase (decrease) in net assets available for benefits	45,605,480	(46,992,132)

Net assets available for benefits at beginning	212,505,982	259,498,114

Net assets available for benefits at end of year	$258,111,462	$212,505,982

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 1

Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Effective October 31, 2019, all assets and liabilities of The Manitowoc Company, Inc. Retirement Savings Plan, were transferred into the Plan. The merger of The Manitowoc Company, Inc. Retirement Savings Plan into the Plan resulted in dissolution of the Master Trust.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan.  Participants may elect to change this deferral to an alternative amount or elect 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service (IRS).  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.

The Company contributes matching contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of contributed pay, which vest immediately.  The Company also may provide a discretionary profit sharing contribution.  In 2019 and 2018, the Company made a profit sharing contribution of $2,094,904 and $2,010,337, respectively. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee contributions, Company matching contributions and associated earnings are immediately 100% vested.

The graduated vesting schedule applies to the Company discretionary profit sharing contribution, which vest at the rate of 20% per year, with participants becoming fully vested after five years of service.

Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Voting Rights on Company Stock

Voting rights for all Participants who own Company Stock in their account shall be determined in accordance with Code Section 409(e)(2). As provided under Code Section 409(e)(2), each Participant is entitled to direct the Trustee to vote all whole shares of Company Stock that are entitled to vote on any matter and, except as required under ERISA, the Trustee shall vote all such shares in accordance with those instructions. Votes representing fractional shares of stock shall be voted in the same ratio, and for and against each issue, as the applicable vote directed by Participants with respect to whole shares of stock. Shares of Company Stock owned by the Plan, but not voted by the Participant to whose account such shares have been allocated shall be voted by the Trustee in its absolute discretion.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2019, range from 4.25% to 6.50%. Notes are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $18,360 and $32,797 respectively.  These accounts will be used to reduce future employer contributions.  During 2019 and 2018, employer contributions were reduced by $39,346 and $11,385, respectively, from forfeited non-vested accounts.  Forfeitures can also be used to offset plan expenses.  During 2019 and 2018, forfeitures used to offset plan expenses were $30,107 and $11, respectively.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee.  See Note 4 for discussion of fair value measurements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2019 or 2018.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Plan. Fees related to administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Prior to dissolution of the Master Trust, the Master Trust paid all investment-related expenses. After the dissolution of the Master Trust, investments-related expenses are paid by the Plan.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Subsequent to December 31, 2019, the 2019 novel coronavirus (“COVID-19”) has, and may continue to adversely affect the macro-economic environment and global economy. Due to the disruption of COVID-19 on the global economy, the values of investment securities have declined significantly and may continue to be adversely affected.

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force).  ASU 2017-06 clarify clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust.  ASU 2017-06 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted and will be applied retrospectively to each period where financial statements are presented.  The Company has adopted this guidance on the Plan’s financial statements effective for the year ended December 31, 2019.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 3

Investments in the Master Trust

The Plan’s investments were held in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc. until October 31, 2019. Each participating retirement plan had an undivided interest in the Master Trust.  The assets of the Master Trust were held by BMO Harris Bank, N.A. (“BMO”).

Effective October 31, 2019, all assets and liabilities of the Manitowoc Company, Inc. Retirement Savings Plan were transferred into the Plan. The merger of The Manitowoc Company, Inc. Retirement Savings Plan into the Plan, resulted in the dissolution of the Master Trust.  Additionally, effective October 31, 2019, the Plan changed trustees from BMO to Fidelity.

The value of the Plan’s interest in the Master Trust at December 31, 2018 was based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.

Trust and certain administrative expenses, and transfers in and out of the Master Trust, are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Net assets held by the Master Trust at October 31, 2019 and December 31, 2018, are as follows:

	2019	2018
Investments with fair value determined by quoted market price:
Common/collective trust funds	$0	$69,551,542
Registered Companies, including mutual funds	0	158,984,721
Cash	0	183,388
Net assets of the Master Trust	$0	228,719,651
Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	0	20,676,082

Net assets allocated to the Plan at fair value	$0	$208,043,569

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

At December 31, 2018, net assets allocated to the Plan consisted of $161,822 of cash, $58,539,047 of common/collective funds and $149,342,700 of mutual funds.

Investment income (loss) recognized by the Master Trust for the period ended October 31, 2019 and year ended December 31, 2018 was allocated as follows:

	2019	2018
Interest and dividends	$2,155,667	$3,147,814
Net appreciation (depreciation) in fair value of investments	31,834,162	(39,180,213)
Less investment expenses of the Master Trust	(41,250)	(74,482)
Total investment income (loss) of the Master Trust	33,948,579	(36,106,881)
Less investment income (loss) allocated to The Manitowoc Company, Inc. Retirement Savings Plan	2,821,704	(3,753,376)
Net investment income (loss) allocated to the Plan	$31,126,875	($32,353,505)

The following are the changes in net assets for the Master Trust for period ended October 31, 2019 and year ended December 31, 2018:

	2019	2018
Interest and dividends	$2,155,667	$3,147,814
Net appreciation (depreciation) in fair value of investments	31,834,162	(39,180,213)
Net investment income(loss)	33,989,829	(36,032,399)
Master Trust expenses	(41,250)	(74,482)
Net transfers	(262,668,230)	(18,883,799)
Decrease in assets	(228,719,651)	(54,990,680)
Decrease in assets
Beginning of Year	228,719,651	283,710,331
End of Year	$0	$228,719,651

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 4

Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2019 and 2018.

Mutual funds:  Valued at the quoted net asset value (“NAV”) of shares held by the plan at year-end.  The NAV is a quoted price in an active market.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Common/collective trust funds:  Valued at the net asset value (“NAV”) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Fair Value Measurements at December 31, 2019
	(Level 1)	(Level 2)	(Level 3)	Total

Total mutual funds	$122,627,071	$0	$0	$122,627,071
Investments measured
at net asset value (a)	0	0	0	130,795,543

Total assets at fair value	$122,627,071	$0	$0	$253,422,614

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2018:

	Fair Value Measurements at December 31, 2018
	(Level 1)	(Level 2)	(Level 3)	Total

Total mutual funds	$158,984,721	$0	$0	$158,984,721
Investments measured
at net asset value (a)	0	0	0	69,551,542

Total assets at fair value	$158,984,721	$0	$0	$228,536,263

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 5

Net Asset Value Per Share

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2019:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31,2019
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate accounts (c)	$88,447,731	0	Daily	Written or telephone notice	1 day

Goldman Sachs Stable Value Fund (b)	$41,784,902	0	Daily	Written or telephone notice	1 day

Managed Income Portfolio II (b)	$562,910	0	Daily	Written or telephone notice	1 day

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2018:

Fair Value Estimated Using Net Asset Value
Per Share as of December 31, 2018
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	$11,124,982	0	Daily	Written or telephone notice	1 day

Welbilt Stock Fund - FBO Cranes (a)	$10,242,291	0	Daily	Written or telephone notice	1 day

Goldman Sachs Stable Value Fund (b)	$48,184,269	0	Daily	Written or telephone notice	1 day

(a)	Single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock, or Welbilt Company common stock.

The prices of the stocks can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(b)	The objective of this investment is to seek seeks to preserve your principal investment while earning a level of interest income that is consistent with principal preservation.

(c)

The objective of those pooled investments is to seeks high total return until its target retirement date. Thereafter, the pool's objective will be to seek high current income and, as a secondary objective, capital appreciation.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 6

Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and a money market fund, managed by BMO until October 31, 2019 and Fidelity thereafter.  BMO and then Fidelity are the trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  There were no fees paid by the Plan to the trustee directly for administrative expenses.  The Plan paid fees for investment advisory services directly to Morgan Stanley Global Banking in the amount of $30,000 and to Mercer for $8,667 for 2019 and $40,000 to Morgan Stanley Global Banking for 2018.  The Plan paid recordkeeping fees to OneAmerica in the amount of $175,300 for 2019 and $203,401 for 2018 and audit fees to Wipfli LLP in the amount of $12,075 and $12,075 for the plan years ended December 31, 2019 and 2018, respectively. The Plan paid administrative fees to Willis of Illinois in the amount of $22,579 for 2019 and $28,042 for 2018.

Note 7

Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8

Tax-Exempt Status of the Plan

On June 13, 2017, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Note 9

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, to Form 5500:

	2019	2018

Net assets available for benefits per the financial statements	$258,111,462	$212,505,982

Deemed distributions on defaulted loans	0	(16,866)

Pending distributions	0	(157,020)

Net assets available for benefits per Form 5500	$258,111,462	$212,332,096

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2019 and 2018, to Form 5500:

	2019	2018

Net increase (decrease) in net assets available for benefits per the financial statements	$45,605,480	($46,992,132)
Pending distributions	(173,886)	(77,317)
Change in net assets per Form 5500	$45,779,366	($47,069,449)

Note 10

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

available for benefits.

Note 11

Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2019, the submission is still outstanding.

Supplemental Schedule

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	GS STABLE VAL INST1		**	$41,784,902
	TRP BLUE CHIP GRTH I		**	15,155,336
	AB SM CAP GRTH Z		**	8,333,853
	I O DEVELOP MKT Y		**	1,190,764
	ABF INTL EQUITY INST		**	1,571,029
	AF EUROPAC GROWTH R5		**	5,925,691
	WA CORE BOND IS		**	19,943,547
	JPM EQUITY INCOME R6		**	8,888,621
	MM SEL MID CAP GR I		**	11,570,236
	VRTS C MDCP VL EQ R6		**	5,364,462
	WF SPL SM CAP VAL R6		**	5,305,953
	MANITOWOC STOCK
	MANITOWOC STOCK		**	13,608,514
	STOCK PURCHASE ACCOUNT		**	1,027
*	FID GOVT MMKT		**	28,379
*	MIP II CL 1		**	562,910
*	FID TOTAL MKT IDX		**	25,739,659
*	FIAM BLEND TD 2055 Q		**	2,927,616
*	FIAM BLEND TD 2060 Q		**	1,071,044
*	FIAM BLEND TD INC Q		**	1,938,464
*	FIAM BLEND TD 2015 Q		**	5,465,548
*	FIAM BLEND TD 2020 Q		**	8,347,493
*	FIAM BLEND TD 2025 Q		**	14,978,982
*	FIAM BLEND TD 2030 Q		**	14,837,416
*	FIAM BLEND TD 2035 Q		**	10,392,851
*	FIAM BLEND TD 2040 Q		**	11,228,926
*	FIAM BLEND TD 2045 Q		**	9,668,910
*	FIAM BLEND TD 2050 Q		**	7,590,481
	Total Investments			253,422,614

	Participant Loans	4.25% to 6.50% notes, maturing through December 2024		2,513,288

	Total assets (held at the end of year)			$255,935,902

* Represents a party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed

See accompanying Report of independent Registered Public Accounting Firm.

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin on the 29th day of June, 2020.

Date: June 29, 2020	The Manitowoc Company, Inc.
(Registrant)

/s/ Barry L. Pennypacker
Barry L. Pennypacker
President and Chief Executive Officer

/s/ David J. Antoniuk
David J. Antoniuk
Senior Vice President and Chief Financial Officer

/s/ Thomas L. Doerr, Jr.
Thomas L. Doerr, Jr.
Senior Vice President, General Counsel & Secretary